EXHIBIT 10.30

100 Bayview Circle, Suite 3400

Newport Beach, CA 92660

www.alliancehealthcareservices-us.com

May 31, 2012

Larry C. Buckelew

XXXX X. XXX Avenue

XXXXXXX XXXXX, CA XXXXX

Re:	Appointment as Chairman of the Board and Interim Chief Executive Officer

Dear Larry:

I am very pleased to offer you the positions of Chairman of the Board of Directors and Interim Chief Executive Officer of Alliance HealthCare Services, Inc. (“Alliance”). This position reports directly to the Board of Directors (the “Board”). Your appointment will be effective as of June 1, 2012.

Interim CEO

It is mutually anticipated based on information available at this time that this position will continue for approximately six to twelve months following the effective date of your appointment, the exact length of which will be determined by subsequent agreement between you and the Board (the length of your employment hereunder, the “Term”). At any time during the Term, either you or the Board may terminate this employment relationship with or without cause by providing at least 30 days prior written notice. The foregoing agreement regarding the provision of notice of termination notwithstanding, Alliance is an at-will employer; therefore, none of these arrangements (whether communicated in this letter, or otherwise) shall in any way change your at-will employment status or constitute a guarantee or an employment contract, for a specific term or otherwise.

Your compensation for this position will be an annual amount equal to $1,400,000.00, appropriately pro-rated, subject to withholding obligations and paid in accordance with Alliance’s normal payroll practices. You will not be eligible for an additional bonus amount. During the Term, you will receive no additional compensation for serving on the Board or committees of the Board.

You will be eligible to receive an award of up to 500,000 stock options with an exercise price equal to the closing Alliance stock price on your start date, subject to the terms and conditions of the 1999 Equity Plan for Employees of Alliance Imaging, Inc. and Subsidiaries, as amended, and the Non-Qualified Stock Option Agreement entered into between you and the Company

May 31, 2012

Larry C. Buckelew

as of the date of this letter. Subject to the following sentence, these stock options will vest 50% on the date immediately following the first six-month period of your employment, and 50% on the date immediately following the second six-month period of your employment. In the event that the Board appoints an individual other than you as CEO of Alliance prior to the vesting of all of the 500,000 stock options, the vesting of any such remaining stock options would then automatically accelerate effective as of the date of such individual’s appointment, provided you remain an employee of the Company through and including such date.

You will be eligible for four weeks of paid vacation per year as well as all other company benefits, subject to the terms and conditions of each program. This includes Alliance’s health and welfare plans, as well as the Alliance 401(k) retirement savings plan.

Chairman of the Board

Alliance will pay you a retainer as Chairman of the Board while you serve in such position, but commencing only after the termination or expiration of the Term described above (the “Retainer Start Date”). You will be eligible to continue as Chairman of the Board following the expiration of the Term, at the sole discretion of the Board. Such retainer will be in addition to the retainer you would otherwise receive for serving as a member of the Board, and both of which retainers (the “Combined Retainers”) will be paid in aggregate amounts and payment components as follows, subject to the terms and conditions of both (i) the 1999 Equity Plan for Employees of Alliance Imaging, Inc. and Subsidiaries, as amended, and (ii) a Restricted Stock Unit Agreement to be entered into by and between you and the Company, and paid and vested in a manner consistent with the normal policies of Alliance: During the first twenty-four months that you are Chairman subsequent to the Retainer Start Date, your Combined Retainers will equal $335,000, $197,500 in cash and $137,500 in RSU awards (calculated by dividing such amount by the closing trading price of the Company’s common stock on the date of grant). For each full year thereafter during which you remain Chairman, your Combined Retainers will equal $265,000, $162,500 in cash and $102,500 in RSU awards. The Combined Retainers will be paid only for such periods that you serve as Chairman of the Board, and will cease upon termination of your service as Chairman of the Board for any reason.

Upon termination or expiration of the Term, you would be eligible, at the sole discretion of the Board, to be reappointed to the Board committee assignments that you currently hold, subject to the following limitations: First, you will not be eligible to rejoin the Audit Committee unless permitted by all applicable laws, regulations and stock exchange listing standards. Second, in the event that you serve as Interim CEO for more than 12 months, you will not be eligible to rejoin the Compensation Committee. Third, you would resign as Chairman of the Strategic Planning and Finance Committee. That Chairmanship would then be reassigned to another Board member, and you would subsequently be eligible to serve, with compensation, as a member of that Committee. Fourth, and finally, as otherwise may then be required by applicable laws, regulations, or stock exchange listing standards.

General Terms

All interpretations and determinations made by Alliance regarding this offer letter and both positions are conclusive and binding on both parties. By signing below, you acknowledge that

May 31, 2012

Larry C. Buckelew

this letter contains the entire understanding between the parties and supersedes all prior or contemporaneous representations, agreements, arrangements and understandings between them respecting the subject matter of this letter.

If you agree with the terms in this letter, please sign below where indicated and return a copy to me. In addition, if you have any questions, please feel free to contact me directly.

Warmest regards,

/S/ AARON A. BENDIKSON
Aaron A. Bendikson
Chairman Compensation Committee Alliance HealthCare Services, Inc.

Offer accepted by:

/S/ LARRY C. BUCKELEW	June 1, 2012
Larry C. Buckelew	Date